

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 8, 2009

Mr. Bob Hart
President and Chief Executive Officer
Tycore Ventures Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

> **Re: Tycore Ventures Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed November 23, 2009**
> **File No. 333-161868**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your response to comment one from our letter dated November 19, 2009 explains that you complied with the comment; however, please amend your document to address the following:

- File an updated consent from your professional engineer, which was originally filed as Exhibit 23.3 in your Form S-1 filed September 11, 2009.

- Revise the auditor's consent included as Exhibit 23.2 in your amended Form S-1 filed November 23, 2009 to refer to the appropriate audit opinion date. We note your auditor refers to a report dated November 20, 2009 in the consent, but the audit opinion for your consolidated financial statements is dated September 1, 2009.

- Revise your listing of Exhibits and Financial Statement Schedules to be internally consistent. In this regard, your auditor's consent is referred to as Exhibit 23.1 on page II-2 of your amended Form S-1, but you filed your auditor's consent as Exhibit 23.2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Thomas E. Puzzo, Esq., (206) 260-0111